Exhibit (a)(1)(E)

JMP GROUP LLC

OFFER TO PURCHASE FOR CASH
UP TO A MAXIMUM OF 3,000,000 SHARES
REPRESENTING LIMITED LIABILITY COMPANY INTERESTS
AT A PURCHASE PRICE OF $3.95 PER SHARE
FOR AN AGGREGATE PURCHASE PRICE OF $11,850,000

THE OFFER AND YOUR RIGHT TO WITHDRAW YOUR SHARES WILL EXPIRE AT 11:59 P.M.,
NEW YORK TIME ON JUNE 13, 2019, UNLESS THE OFFER IS EXTENDED.
JMP Group LLC MAY EXTEND THE OFFER PERIOD AT ANY TIME.

May 16, 2019

To Our Clients:

Enclosed for your consideration are the Offer to Purchase, dated May 16, 2019, and the related Letter of Transmittal in connection with the offer by JMP Group LLC, a Delaware limited liability company (“JMP”), to purchase for cash, up to a maximum of 3,000,000 shares representing limited liability company interests in JMP at a purchase price of $3.95 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer”), as specified by shareholders tendering their shares, or such lesser amount of shares as are properly tendered.

JMP will not purchase fractional shares in the Offer. The total number of shares purchased by JMP will be rounded down to the largest number of whole shares.

JMP’s Offer is being made upon the terms and subject to the conditions set forth in its Offer to Purchase, dated May 16, 2019, and in the related Letter of Transmittal which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the Offer.

Only shares properly tendered and not properly withdrawn will be purchased. However, because of the proration provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if shares in excess of 3,000,000 shares are properly tendered. All shares tendered and not purchased because of proration provisions, will be returned at JMP’s expense as soon as practicable following the expiration date.

JMP reserves the right, in its sole discretion, to purchase more than 3,000,000 shares pursuant to the Offer, subject to applicable law.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions described in the Offer to Purchase.

If the number of shares tendered is in excess of 3,000,000 shares, JMP will purchase shares at the selected price on a pro rata basis (subject to the “odd lot” priority as described in Section 1 of the Offer to Purchase) from all shareholders who properly tendered shares, with appropriate adjustments to avoid purchases of fractional shares.

A tender of your shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender your shares held by us for your account.

Accordingly, please use the attached “Instruction Form” to instruct us as to whether you wish us to tender any or all of the shares we hold for your account on the terms and subject to the conditions of the Offer.

WE CALL YOUR ATTENTION TO THE FOLLOWING:

1. You may tender shares at a purchase price of $3.95 per share as indicated in the attached Instruction Form, net to you in cash, without interest and less any applicable withholding taxes.

2. You should consult with your broker regarding the possibility of designating the priority in which your shares will be purchased in the event of proration.

3. The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to various other conditions described in the Offer to Purchase.

4. The Offer and withdrawal rights will expire at 11:59 p.m., New York time, on June 13, 2019, unless JMP extends the Offer. Shares tendered in the Offer may be withdrawn at any time before the expiration date and, unless JMP has already accepted the shares for payment after the Offer expires, may also be withdrawn any time after 11:59 p.m., New York time, on July 15, 2019.

5. The Offer is for shares having an aggregate purchase price of up to $11,850,000, unless the Offer is undersubscribed. If the Offer is fully subscribed, and JMP purchases a maximum of 3,000,000 shares, or approximately 14.1% of its outstanding shares as of March 31, 2019, JMP will have 18,210,107 shares outstanding following the purchase of shares tendered in the Offer based on its outstanding shares as of March 31, 2019.

6. Tendering shareholders who are registered shareholders or who tender their shares directly to American Stock Transfer & Trust Company, LLC, as the depositary, will not be obligated to pay any brokerage commissions or fees, solicitation fees, or, except as set forth in the Offer to Purchase and the Letter of Transmittal, share transfer taxes on JMP’s purchase of shares under the Offer.

7. The board of directors of JMP has approved the Offer. However, none of JMP, its board of directors, executive officers, the dealer manager, the depositary or the information agent makes any recommendation to shareholders as to whether they should tender or refrain from tendering their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. Each of JMP’s directors and executive officers has advised it that they do not intend to tender any shares owned by them in the Offer.

8. If you wish to have us tender any or all your shares, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. If you authorize us to tender your shares, we will tender all such shares unless you specify otherwise on the attached Instruction Form.

Please forward your Instruction Form to us as soon as possible to allow us ample time to tender your shares on your behalf prior to the expiration of the Offer.

The Offer is being made solely under the Offer to Purchase and the related Letter of Transmittal and is being made to all record holders of shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of that jurisdiction.

INSTRUCTION FORM
INSTRUCTIONS FOR TENDER OF SHARES OF JMP GROUP INC.

By signing this Instruction Form you acknowledge receipt of our letter and the enclosed Offer to Purchase, dated May 16, 2019, and the related Letter of Transmittal in connection with the Offer by JMP Group LLC, a Delaware limited liability company (“JMP”), to purchase shares representing limited liability company interests. JMP is offering to purchase up to 3,000,000 shares representing limited liability company interests at a purchase price of $3.95 per share, to the seller in cash, without interest and less any applicable withholding taxes (the “Offer”), as specified by shareholders tendering their shares, or such lesser amount of shares as are properly tendered. JMP’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, which, as they may be amended or supplemented from time to time, together constitute the Offer.

This will instruct us to tender to JMP, on your behalf, the number of shares indicated below (or if no number is indicated below, all shares) which are beneficially owned by you but registered in our name, upon the terms and subject to the conditions of the Offer.

Number of shares to be tendered: ____________ shares. (Unless otherwise indicated, it will be assumed that all shares held by us for your account are to be tendered.)

The method of delivery of this document is at the option and risk of the tendering shareholder. If you decide to make delivery by mail, we recommend you use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to assure delivery.

SIGN HERE:

Signature(s):

Print Name(s)

Address(es):

Area Code and Telephone Number:

Taxpayer Identification or Social Security Number:

Date:

My Account Number With You:

3